VIA EDGAR

Mr. Rufus Decker
Accounting Branch Chief
Mail Stop 7010
Securities and Exchange Commission
Division of Corporation Finance
100 F St., N. E.
Washington, DC  20549-7010

August 25, 2009

Re: ENGlobal Corporation ("ENGlobal" or "the Company")
Form 10-K for the fiscal year ended December 31, 2008
Form 10-Q for the period ended March 31, 2009 and June 30, 2009
Schedule 14A filed on April 30, 2009
File No. 1-14217

Dear Mr. Decker:

With respect to the above-captioned filing, we enclose ENGlobal's responses to the comments posed by the staff of the Securities and Exchange Commission set forth in your comment letter dated August 12, 2009. As requested, our responses are keyed numerically to the comments received from the Securities and Exchange Commission.

1. You disclose on page 28 that the loss of a major client relationship resulted in a $5.3 million (6.8%) reduction in revenues for the six months ended June 30, 2009 and a $3 million (9.0%) reduction in revenues for the three months ended June 30, 2009. In light of the loss of this major client relationship, please tell us if you performed an interim goodwill impairment analysis for the engineering segment as of June 30, 2009. If you did not perform an interim goodwill impairment analysis, please tell us how you considered paragraph 28 of SFAS 142 in determining that the analysis was not necessary.

          We did not perform a goodwill impairment analysis as of June 30, 2009 and do not believe that such an analysis was required by paragraph 28 of SFAS 142. The statement that there was a "loss of a major client relationship" referred only to the field services work being provided to that client. In fact, the client in question continues to be a significant client for ENGlobal in other areas, and is one of our top five revenue-producing clients.

          The cancellation of the field services work that the Engineering segment was performing for this client is the type of event that occurs regularly in the ordinary course of our business. Our project mix changes constantly and, subject to factors such as macroeconomic conditions, projects that are cancelled or completed are continually replaced with new projects from existing and new clients.

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In responding to the comments received from the Securities and Exchange
Commission, ENGlobal acknowledges that:

          ENGlobal is responsible for the adequacy and accuracy of the disclosure in their filings;

          Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing;

          ENGlobal may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States; and

          The Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance.

If you have any questions regarding these comments, please direct them to Robert
W. Raiford at (409) 840-2578.

ENGlobal Corporation

/s/ Robert W. Raiford

Robert W. Raiford
Chief Financial Officer

Cc:   Division of Corporation Finance
      Mr. William Coskey, Chairman
      and Chief Executive Officer, ENGlobal
      Mr. Randy Hale, Audit Committee Chairman
      ENGlobal Board of Directors